UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 11, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

A.S.V., LLC

File No. 333-216912 - CF#34944

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   A.S.V., LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 24, 2017, as amended.

   Based on representations by A.S.V., LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.21	through December 18, 2017
Exhibit 10.24	through December 19, 2019

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary